

February 13, 2015

Via E-mail
Tatsumi Shioya
Chief Executive Officer
TOA Optical Tech, Inc.
1-1-36, Nishiawaji,
Higashiyodogawa-ku Osaka 533-0031
Japan

> **Re: TOA Optical Tech, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed January 20, 2015**
> **File No. 333-200322**

Dear Mr. Shioya:

We have reviewed your response letter dated January 20, 2015 as well as your amended registration statement and have the following additional comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 1 to Registration Statement on Form S-1 Filed January 20, 2015

General

1.   We note your response to prior comment 1 from our letter to you dated December 17, 2014, and we reissue such comment in part. Given that Mr. Abe is an officer, director, and controlling shareholder who is offering to resell all shares of common stock that he owns in the registrant, it appears that he could be deemed to be an underwriter selling on behalf of the issuer. Please revise the registration statement to name Mr. Abe as an underwriter, and disclose that he will resell his shares at a fixed price for the duration of the secondary offering.

2.   We note your response to prior comment 2, and reissue such comment. In that regard, we
        note that your disclosure indicates that if at any time your shares are quoted on the "Over
        The Counter Marketplace 'OTC,'" shareholders may sell their own shares at prevailing
        market prices or at privately negotiated prices. Please revise to clarify the specific
        marketplace you are referencing with respect to the sale of your shares by selling
        shareholders at a price other than the fixed price identified in your filing. We would not
        object if you made reference to the OTCQX or OTCQB marketplaces of OTC Link.
        Please note that being quoted on the OTC Pink does not satisfy the existing market
        requirement for purposes of identifying the offering price on the cover page.

Prospectus Cover Page

3.   Please revise to clarify the following statement: "Such limitations on Mr. Abe's
        participation may severely limit the ability of investors to sell shares as part of the direct
        offering." In that regard, it is not clear how Mr. Abe is participating in the offering, and
        it is not clear how investors would sell shares as part of the "direct offering."

Prospectus Summary, page 4

4.   We note your response to prior comment 16, and your revised disclosure on page 5.
        Please revise to clarify the duration of the offering by selling shareholders. In that
        regard, there appears to be a typographical error in the last sentence of the paragraph in
        the table on page 5 under "Securities being offered by the Selling Stockholders." It is also
        not clear how the 365 days referenced in such sentence relate to the 10-month period
        referenced on page 5 under "Important Note for Selling Stockholders."

5.   In connection with your disclosure regarding the company's restrictions on the sales by
        shareholders during the referenced 10-month period, please revise to disclose whether
        there is a legally binding agreement between the registrant and the selling shareholders
        with respect to such restrictions. In addition, please file any such agreement as an exhibit
        to your filing.

Description of Business, page 16

6.   We note your disclosure on page 16 that Mr. Shioya and Mr. Abe are the owners of
        Optical Tech and Singapore TOA Lighting, respectively. Please reflect such ownership
        in your chart on page 16 that appears under the caption "Outline of the Structure of Our
        Business." Please also reflect in the chart Mr. Abe's majority ownership in the registrant.

7.   We note your response to prior comment 9, and your disclosure that the terms and
        conditions between TOA Hikari, Optical Tech and Singapore TOA Lighting will be fixed
        by each specific transaction. We also note your disclosure that at this time you do not
        have any agreements with Optical Tech or Singapore TOA Lighting. Please add related
        risk factor disclosure, including with respect to any conflicts of interest that may arise

with respect to determining such terms and conditions. In addition, please revise to clarify your basis for the information provided in the charts on page 17 that appear to be based on assumptions regarding transaction terms among these parties.

Use of Proceeds, page 18

8.   We note your response to prior comment 12. Please revise to clarify the meanings of the following terms included in this section:

- "Discover needs of our technology;" and

- "Negotiate and discuss the terms."

Closing Comments

        Please contact Paul Monsour, Staff Attorney, at (202) 551-3360, or, in his absence, Laura Nicholson, Senior Counsel, at (202) 551-3584, with any questions.

                                                    Sincerely,

                                                    /s/H. Roger Schwall

                                                    H. Roger Schwall
                                                    Assistant Director

cc: Mr. Adam S. Tracy